MCGRAW HILL, INC.
8787 Orion Place
Columbus, Ohio 43240
July 21, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Charles Eastman
Earnest Greene
Bradley Ecker
Jennifer Angelini

Re:	McGraw Hill, Inc.
Registration Statement on Form S-1
File No. 333-288373
Ladies and Gentlemen:
Pursuant to Rule 461 of the Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Ingram Micro Holding Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-288373) (the “Registration Statement”) be accelerated so that it may become effective at 4:00 p.m., New York City time on July 23, 2025, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff. Please orally confirm this request with our legal counsel, Cristopher Greer, Anne Barrett or Augustine Donati of Willkie Farr & Gallagher LLP. Our legal counsel has full authority to withdraw or modify this acceleration request, orally or in writing.
Once the Registration Statement is effective, please contact Cristopher Greer of Willkie Farr & Gallagher LLP, counsel to the Company, at (212) 728-8214, Anne Barrett at (212) 728-8466 or Augustine Donati at (212) 728-8878, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.
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Sincerely,

MCGRAW HILL, INC.

By:	/s/ Simon Allen
Name:	Simon Allen
Title:	Chief Executive Officer
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